SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
En Pointe Technologies, Inc.
(Name of the Issuer)
En Pointe Technologies, Inc.
Din Global Corp.
ENP Acquisition Inc.
Attiazaz “Bob” Din
Naureen Din
Mediha M. Din Irrevocable Trust
Ali M. Din Irrevocable Trust

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29247F-10-8
(CUSIP Number of Class of Securities)

Robert Mercer	Attiazaz “Bob” Din
Vice President-Finance & Taxation and Secretary	Chief Executive Officer
En Pointe Technologies, Inc.	En Pointe Technologies, Inc.
18701 S. Figueroa Street	18701 S. Figueroa Street
Gardena, CA 90248-4506	Gardena, CA 90248-4506

with copies to:
Barry M. Abelson
Curt C. Barwick, Esq.	Marc G. Alcser	Pepper Hamilton LLP
McConnell, Dunning & Barwick LLP	Stradling Yocca Carlson & Rauth	3000 Two Logan Square
15 Enterprise, Suite 360	660 Newport Center Drive, Suite 1600	Eighteenth and Arch Streets
Aliso Viejo, CA 92656-2655	Newport Beach, CA 92660	Philadelphia, Pennsylvania 19103
(949)900-4400	(949) 725-4100	(215) 981-4000

(Name, Address and Telephone Number of Person(s)
Authorized to Receive Notices and Communications
on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a.   ☑   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e—3(c) under the Securities Exchange Act of 1934.
b.   ☐   The filing of a registration statement under the Securities Act of 1933.
c.   ☐   A tender offer.
d.   ☐   None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction:
Calculation of Filing Fee

Transaction Valuation* $13,976,900	Amount of Filing Fee** $780

*	Calculated solely for the purpose of determining the filing fee. The maximum aggregate value was determined based on the product of the 5,590,760 shares of common stock (including options to purchase 269,886 shares of common stock with a per share exercise price greater than $2.50) of En Pointe Technologies, Inc. that may be exchanged for cash in the transaction multiplied by the merger consideration of $2.50 per share (the “Total Consideration”).

**	In accordance with Exchange Act Rule 0-11c, the filing fee was determined by multiplying ..00005580 by the Total Consideration.
☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $780
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: En Pointe Technologies, Inc.
Date Filed: May 29, 2009

INTRODUCTION
           This Amendment No. 5 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) En Pointe Technologies, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the transaction pursuant to Rule 13e-3 under the Securities Act of 1933, as amended (the “Securities Act”), (b) Din Global Corp., a Delaware corporation (“Parent”), (c) ENP Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (d) Attiazaz “Bob” Din, an individual and the President and Chief Executive Officer of the Company (“Mr. Din”), (e) Naureen Din, an individual who is the wife of Mr. Din and also serves as a member of the board of directors of the Company (“Mrs. Din”), (f) Mediha M. Din Irrevocable Trust, the sole beneficiary of which is Mediha M. Din, the adult daughter of Mr. and Mrs. Din, and (g) Ali M. Din Irrevocable Trust, the sole beneficiary of which is Ali M. Din, the adult son of Mr. and Mrs. Din ((a) — (g) collectively, the “Filing Persons”).
           This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 11, 2009 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, each issued and outstanding share of common stock of the Company (the “Common Stock”), other than any shares owned by (a) Parent, Merger Sub, Mr. or Mrs. Din or their adult children, Mediha Din and Ali Din, or any of their respective affiliates (collectively, the “Continuing Stockholders”), (b) the Company, or (c) any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive $2.50 in cash, without interest.
           On the date hereof, the Company filed with the SEC a revised preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the merger and to approve and adopt the Merger Agreement and the transactions contemplated thereby. The approval of the merger, together with the approval and adoption of the Merger Agreement and the transactions contemplated thereby, requires the affirmative vote of (a) the holders of at least a majority of the outstanding shares of Common Stock entitled to vote at the special meeting, and (b) the holders of a majority of the number of shares of Common Stock outstanding and eligible to be voted at the special meeting that are held by persons other than the Continuing Stockholders.
          Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. SUMMARY TERM SHEET.
          The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
Item 2. Subject Company Information.
          (a) Name and Address. The name of the issuer is En Pointe Technologies, Inc., a Delaware corporation, which has its principal executive offices at 18701 S. Figueroa Street, Gardena, California, telephone number (310) 725-5200.
          (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “THE SPECIAL MEETING—Record Date and Quorum”
          (c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Effects of the Merger”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Market Price of our Common Stock and Dividend Information”
          (d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
          “SUMMARY TERM SHEET—Market Price of our Common Stock and Dividend Information”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Market Price of our Common Stock and Dividend Information”
          (e) Prior Public Offerings. None.
          (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
          “IMPORTANT INFORMATION REGARDING EN POINTE—Transactions in Common Stock”
Item 3. Identity and Background of Filing Persons.
          (a), (c) Name and Address; Business and Background of Natural Persons. En Pointe Technologies, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “THE PARTIES TO THE MERGER”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Directors and Executive Officers of En Pointe”
          “IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND THE OTHER CONTINUING STOCKHOLDERS”

          (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “THE PARTIES TO THE MERGER”
          “IMPORTANT INFORMATION REGARDING EN POINTE”
          “IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND THE OTHER CONTINUING STOCKHOLDERS”
          (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
          “IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND THE OTHER CONTINUING STOCKHOLDERS”
Item 4. Terms of the Transaction.
          (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS”
          “THE SPECIAL MEETING”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
          (b) Purchases. None.
          (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Effects of the Merger”
          “SPECIAL FACTORS—Financing of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “SPECIAL FACTORS—Provisions for the Non-Continuing Stockholders”
          “THE MERGER AGREEMENT”
          (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “THE SPECIAL MEETING—Rights of Stockholders Who Object to the Merger”
          “APPRAISAL RIGHTS”
          “ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW- APPRAISAL RIGHTS”
          (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SPECIAL FACTORS—Provisions for the Non-Continuing Stockholders”
          (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
          (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Transactions in Common Stock”
          (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Effects of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “THE SPECIAL MEETING—Vote Required for Approval and Adoption”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
          (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          (d) Conflicts of Interest. None.
          (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Financing of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “THE SPECIAL MEETING—Vote Required for Approval and Adoption”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
Item 6. Purposes of the Transaction and Plans or Proposals.
          (a) Purpose of Transaction.
          “SUMMARY TERM SHEET”
          “QUESTION AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Reasons for the Merger Recommendations of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Purpose and Reasons for the Merger for the Continuing Stockholders;”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTION AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Reasons for the Merger Recommendations of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Purpose and Reason for the Merger for the Continuing Stockholders;”
          “SPECIAL FACTORS—Effects of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”

          (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Plans for En Pointe After the Merger”
          “SPECIAL FACTORS—Effects of the Merger”
          “SPECIAL FACTORS—Financing of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
          (c)(9)-(10) Plans. Not applicable.
          (d) Subject Company Negotiations. None.
Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.
          (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Purpose and Reasons for the Merger for the Continuing Stockholders”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Effects of the Merger”
          (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Purpose and Reasons for the Merger for the Continuing Stockholders”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Plans for En Pointe After the Merger”
          “SPECIAL FACTORS—Effects on En Pointe if the Merger is Not Completed”
          (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Opinion of FMV Opinions, Inc.”
          “SPECIAL FACTORS—Purpose and Reasons for the Merger for the Continuing Stockholders”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Plans for En Pointe After the Merger”
          “SPECIAL FACTORS—Effects of the Merger”

          (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
Item 8. Fairness of the Going-Private Transaction.
          (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Opinion of FMV Opinions, Inc.”
          “SPECIAL FACTORS—Purpose and Reasons for the Merger for the Continuing Stockholders”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Effects of the Merger”
          “ANNEX B—OPINION OF FMV OPINIONS, INC.”
          (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Opinion of FMV Opinions, Inc.”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Effects of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “ANNEX B—OPINION OF FMV OPINIONS, INC.”
          (c) Approval of Security Holders. Under the terms of the Merger Agreement, the Merger and the Merger Agreement must be approved by the affirmative vote in person or by proxy at the Company’s special meeting of both (a) the holders of at least a majority of the outstanding shares of Common Stock entitled to vote at the special meeting, and (b) the holders of a majority of the number of shares of Common Stock outstanding and eligible to be voted at the special meeting that are held by persons other than the Continuing Stockholders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “THE SPECIAL MEETING—Record Date and Quorum”

          “THE SPECIAL MEETING—Vote Required for Approval and Adoption”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”
          “THE MERGER AGREEMENT—Conditions to the Completion of the Merger”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
          (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Opinion of FMV Opinions, Inc.”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “ANNEX B—OPINION OF FMV OPINIONS, INC.”
          (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “THE SPECIAL MEETING—Board Recommendation”
          (f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “MERGER AGREEMENT—Termination in Connection with a Superior Proposal”
Item 9. Reports, Opinions, Appraisals and Negotiations.
          (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Opinion of FMV Opinions, Inc.”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Presentations of Janney Montgomery Scott LLC, Financial Advisor to Mr. Din”
          “ANNEX B—OPINION OF FMV OPINIONS, INC.”
          (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Background of the Merger”

          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Opinion of FMV Opinions, Inc.”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Presentations of Janney Montgomery Scott LLC, Financial Advisor to Mr. Din”
          “ANNEX B—OPINION OF FMV OPINIONS, INC.”
          (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company’s common stock or representative who has been so designated in writing.
Item 10. Source and Amount of Funds or Other Consideration.
          (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Financing of the Merger”
          “SPECIAL FACTORS—Liability Cap and Limitation on Remedies”
          “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
          (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Financing of the Merger”
          “SPECIAL FACTORS—Liability Cap and Limitations on Remedies”
          “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
          (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “THE SPECIAL MEETING—Solicitation of Proxies”
          “SPECIAL FACTORS—Financing of the Merger”
          “SPECIAL FACTORS—Background of the Merger ”
          “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
          “THE MERGER AGREEMENT—Termination Fees”
          “THE MERGER AGREEMENT—Liability Cap and Limitation on Remedies”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”
          (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Financing of the Merger”
          “THE MERGER AGREEMENT”
          “ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 11. Interest in Securities of the Subject Company.
          (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Security Ownership of Certain Beneficial Owners and Management”
          (b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “IMPORTANT INFORMATION REGARDING EN POINTE —Transactions in Common Stock”
          “IMPORTANT INFORMATION REGARDING EN POINTE —Security Ownership of Certain Beneficial Owners and Management”
Item 12. The Solicitation or Recommendation.
          (a) Solicitation or Recommendation. Not Applicable.
          (b) Reasons. Not Applicable.
          (c) Intent to Tender. Not Applicable.
          (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “THE SPECIAL MEETING—Vote Required for Approval and Adoption”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Purpose and Reasons for the Merger for the Continuing Stockholders”
          “SPECIAL FACTORS—Effects of the Merger”
          “THE MERGER AGREEMENT—Treatment of Stock Options”
          (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Position of the Continuing Stockholders as to the Fairness of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “THE SPECIAL MEETING—Vote Required for Approval and Adoption”
          “THE SPECIAL MEETING—Board Recommendation”
Item 13. Financial Statements.
          (a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “IMPORTANT INFORMATION REGARDING EN POINTE—Financial Information”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Summary Financial Data”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Book Value Per Share”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Management’s Discussion of Financial Condition and Results of Operations”
          “IMPORTANT INFORMATION REGARDING EN POINTE—Ratio of Earnings to Fixed Charges”
          “ANNEX D—FORM 10-K/A OF EN POINTE TECHNOLOGIES, INC. FOR THE YEAR ENDED SEPTEMBER 30, 2008”

          “ANNEX E—FORM 10-Q OF EN POINTE TECHNOLOGIES, INC. FOR THE PERIOD ENDED MARCH 31, 2009”
          (b) Pro Forma Information. Not applicable.
          (c) Summary Information. The information contained in the Proxy Statement under the following caption is incorporated herein by reference:
          “IMPORTANT INFORMATION REGARDING EN POINTE — Summary Financial Data”
Item 14. Persons/Assets Retained, Employed, Compensated or Used.
          (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “THE SPECIAL MEETING—Solicitation of Proxies”
          “THE SPECIAL MEETING—Questions and Additional Information”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
          (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
          “SUMMARY TERM SHEET”
          “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
          “THE SPECIAL MEETING—Solicitation of Proxies”
          “THE SPECIAL MEETING—Questions and Additional Information”
          “SPECIAL FACTORS—Background of the Merger”
          “SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger”
          “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
          “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
Item 15. Additional Information.
          (b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits. The information contained in this Item 16 is amended and supplemented to include exhibit (c)(2) in addition to the other exhibits previously filed.
          (a)(1) Press Release of En Pointe Technologies (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 12, 2009)
          (a)(2) Letter to Customers of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 13, 2009)
          (a)(3) Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on April 14, 2009)
          (a)(4) Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 14, 2009)
          (a)(5) Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on May 14, 2009)
          (a)(6) Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 14, 2009)
          (a)(7) Notice of Special Meeting of Stockholders of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 29, 2009)
          (a)(8) Preliminary Proxy Statement of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 29, 2009)
          (a)(9) Form of Preliminary Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 29, 2009)

           (b)(1) Letter agreement dated March 11, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*
           (b)(2) Letter agreement dated May 14, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*
           (c)(1) Fairness Opinion of FMV Opinions, Inc., dated March 11, 2009 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on May 29, 2009)
           (c)(2) Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated September 25, 2008*
           (c)(3) Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated February 6, 2009*
           (c)(4) Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated March 11, 2009*
           (c)(5) Presentation of Janney Montgomery Scott LLC dated October 31, 2008*
           (c)(6) Presentation of Janney Montgomery Scott LLC dated December 24, 2008*
           (d)(1) Agreement and Plan of Merger, dated as of March 11, 2009, among Din Global Corp., ENP Acquisition, Inc. and the Company (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by the Company on March 17, 2009)
           (e) None.
           (f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C to the Schedule 14A filed with the SEC by the Company on May 29, 2009)
           (g) None.

*Previously filed.

SIGNATURES
     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EN POINTE TECHNOLOGIES, INC.
By:	/s/ Timothy Lilligren
	Name:	Timothy Lilligren
	Title:	Director and Chairman of the Special Committee of the Board of Directors

DIN GLOBAL CORP.
By:	/s/ Attiazaz “Bob” Din
	Name:	Attiazaz “Bob” Din
	Title:	President

ENP ACQUISITION, INC.
By:	/s/ Attiazaz “Bob” Din
	Name:	Attiazaz “Bob” Din
	Title:	President

/s/ Attiazaz “Bob” Din
Attiazaz “Bob” Din

/s/ Naureen Din
Naureen Din

MEDIHA M. DIN IRREVOCABLE TRUST

By:	/s/ Jacob Stettin
	Name:	Jacob Stettin
	Title:	Trustee

ALI M. DIN IRREVOCABLE TRUST

By:	/s/ Naureen Din
	Name:	Naureen Din
	Title:	Trustee

Date: May 29, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Press Release of En Pointe Technologies (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 12, 2009)

(a)(2)	Letter to Customers of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on March 13, 2009)

(a)(3)	Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on April 14, 2009)

(a)(4)	Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on April 14, 2009)

(a)(5)	Form 8-K of En Pointe Technologies, Inc. (incorporated herein by reference to the Form 8-K filed with the SEC by the Company on May 14, 2009)

(a)(6)	Additional Proxy Materials of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 14, 2009)

(a)(7)	Notice of Special Meeting of Stockholders of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 29, 2009)

(a)(8)	Preliminary Proxy Statement of En Pointe Technologies, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 29, 2009)

(a)(9)	Form of Preliminary Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on May 29, 2009)

(b)(1)	Letter agreement dated March 11, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*

(b)(2)	Letter agreement dated May 14, 2009 between GE Commercial Distribution Finance Corporation and ENP Acquisition, Inc.*

(c)(1)	Fairness Opinion of FMV Opinions, Inc., dated March 11, 2009 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on May 29, 2009)

(c)(2)	Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated September 25, 2008*

(c)(3)	Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated February 6, 2009*

(c)(4)	Presentation of FMV Opinions, Inc. to the special committee of the board of directors of the Company dated March 11, 2009*

(c)(5)	Presentation of Janney Montgomery Scott LLC dated October 31, 2008*

(c)(6)	Presentation of Janney Montgomery Scott LLC dated December 24, 2008*

(d)(1)	Agreement and Plan of Merger, dated as of March 11, 2009, among Din Global Corp., ENP Acquisition, Inc. and the Company (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by the Company on March 17, 2009)

(e)	None.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C to the Schedule 14A filed with the SEC by the Company on May 29, 2009)

(g)	None.

*Previously filed.